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June 30, 2010

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. John Reynolds

Re:	Perry Ellis International, Inc. Form 10-K Filed April 13, 2010 File No. 000-21764

Dear Mr. Reynolds:

We represent Perry Ellis International, Inc., a Florida corporation (“Perry Ellis”). Based on the conversation that occurred yesterday between the undersigned and the staff (the “Staff”) of the Securities and Exchange Commission regarding Perry Ellis’ response to the comment letter dated June 23, 2010 from the Staff (the “Comment Letter”), we understand that the Staff has agreed that Perry Ellis may respond to the Comment Letter on or before July 30, 2010. Perry Ellis has requested the additional response time due to previously scheduled vacation and other commitments of certain of its officers whose input it would like to obtain in connection with the preparation of its response.

Very truly yours,

BROAD AND CASSEL

/s/ Kathleen L. Deutsch

Kathleen L. Deutsch, P.A.

cc:	George Feldenkreis

Cory Shade, Esq.

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